News release

Industry-Leading Series 60 Platform To Use
Zi Corporation's eZiText®

Zi Corporation's Text Input Technology Pre-Integrated on Series 60;
Easier Texting Now Available on the Leading Smartphone Platform

LONDON, UK AND CALGARY, AB, September 30, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), the leading provider of intelligent interface solutions, today announced that its advanced eZiText® technology is now pre-integrated and available to Series 60 licensees worldwide.

With this Series 60 Platform announcement, Zi is now pre-integrated on all the major operating system platforms for mobile phones. It further strengthens the profile of Zi's expanding presence in the global wireless market. Series 60 licensees will be able to license eZiText directly from Zi.

Series 60 Platform is developed by Nokia, and it is the world's leading smartphone platform, with millions of devices already in the market. The platform is noted for its data capabilities and extensive feature set.

With the pre-integration of eZiText, licensees of the Series 60 Platform now have the option to use eZiText's core capabilities in all supported languages and benefit from minimal integration effort and faster time-to-market. Through eZiText's robust Application Programming Interfaces (APIs), licensees will also be able to customize and enhance the eZiText input experience to add features or create differentiation. An eZiText Front End Processor (FEP) is also now available to manufacturers through Zi. The FEP is a fully developed user interface that manages the entire text input interface and display of eZiText on the Series 60 Platform.

"Smartphone manufacturers that have chosen the Series 60 Platform can now benefit from Zi's competitive and feature-rich technology quickly and seamlessly," said Mike Donnell, president and CEO of Zi Corporation. "Zi is committed to fully supporting the Series 60 Platform and to extending the benefits of eZiText to smartphone users everywhere."

eZiText functions within all Series 60 applications that require or provision predictive text entry including messaging (SMS and MMS), Web browsing, calendar, phone book, notes and others. End users will benefit from the ease of use and speed benefits of Zi's text input capabilities as a core function of the handset. eZiText is available in and supports over 41 unique language databases.

Zi at Symbian Expo
 Zi will be demonstrating the Series 60 integration and other innovations at the Symbian Expo, October 5-6, 2004, Excel Centre, London, United Kingdom. For media interested in meeting with Zi Corporation at the show, contact Brian Dolby or Helen Lyman Smith of GBCS PR Ltd at +44 (0) 115 9508399, or by e-mail to brian@gbcspr.com and helen@gbcspr.com.

About Series 60
The Series 60 Platform, built on the Symbian OS, is the world's leading smartphone platform. It is licensed by some of the foremost mobile phone manufacturers including LG Electronics, Lenovo, Nokia, Panasonic, Samsung, Sendo and Siemens. The large color screen, easy to use interface and extensive suite of applications make this software ideally suited to support new mobile services, such as rich content downloading and MMS.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Media:
 GBCS PR
Brian Dolby / Helen Lyman Smith
Media
+44 (0) 115 950 8399
brian@gbcspr.com / helen@gbcspr.com

Investors:
Allen & Caron Inc
Len Hall
Investors
+1 (949) 474-4300
len@allencaron.com

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